SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2.
(Amendment No. 6)*

Greenhill & Co., Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395259 10 4
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”)  or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 395259 10 4	13G

1.	NAMES OF REPORTING PERSONS Robert F. Greenhill

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER: 99,082

	6.	SHARED VOTING POWER: 1,229,204

	7.	SOLE DISPOSITIVE POWER: 99,082

	8.	SHARED DISPOSITIVE POWER: 1,229,204

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,328,286
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 395259 10 4	13G

1.	NAMES OF REPORTING PERSONS Greenhill Family Limited Partnership

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER: None

	6.	SHARED VOTING POWER: 989,524

	7.	SOLE DISPOSITIVE POWER: None

	8.	SHARED DISPOSITIVE POWER: 989,524

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 989,524
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.3%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 395259 10 4	13G

1.	NAMES OF REPORTING PERSONS Riversville Aircraft Corporation II

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	5.	SOLE VOTING POWER: None

	6.	SHARED VOTING POWER: 239,680

	7.	SOLE DISPOSITIVE POWER: None

	8.	SHARED DISPOSITIVE POWER: 239,680

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,680
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12.	TYPE OF REPORTING PERSON CO

Item 1(a).	Name of Issuer:

Greenhill & Co., Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

300 Park Avenue, New York, NY 10022

Item 2(a).	Name of Person Filing:

Robert F. Greenhill on behalf of himself and on behalf of Greenhill Family Limited Partnership and Riversville Aircraft Corporation II.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

300 Park Avenue, New York, NY 10022

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”)

Item 2(e).	CUSIP Number:

395259 10 4

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See item 9 to Cover Pages on this Schedule 13G.

Robert F. Greenhill directly owns 99,082 shares of Common Stock.

Robert F. Greenhill may be deemed to indirectly beneficially own 1,229,204 shares of Common Stock through the following entities:  Riversville Aircraft Corporation II, which is controlled by Robert F. Greenhill, directly owns 239,680 shares of Common Stock; and Greenhill Family Limited Partnership, of which Robert F. Greenhill is the general partner, directly owns 989,524 shares of Common Stock.  Robert F. Greenhill disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein.

(b)	Percent of class:

See item 11 to Cover Pages on this Schedule 13G.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See item 5 to Cover Pages on this Schedule 13G.

(ii)	Shared power to vote or to direct the vote:

See item 6 to Cover Pages on this Schedule 13G.

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 to Cover Pages on this Schedule 13G.

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 to Cover Pages on this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2011
(Date)

/s/ Robert F. Greenhill
(Signature)

Robert F. Greenhill, on behalf of himself and in his capacity as the General Partner of Greenhill Family Limited Partnership and in his capacity as the President of Riversville Aircraft Corporation II
(Name/Title)